UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)

                            Thermo Cardiosystems Inc.
                    ---------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   88355K 20 0
                    ---------------------------------------
                                 (CUSIP Number)

                           Seth H. Hoogasian, Esq.
                               General Counsel
                                (781) 622-1000

                         Thermo Electron Corporation
                               81 Wyman Street
                            Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               October 3, 2000
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186

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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY

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            4              SOURCE OF FUNDS*

                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          23,177,040
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           23,177,040
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           23,177,040
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                           60.0%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo Cardiosystems Inc. (the "Issuer") as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment directly.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      The Reporting Person is a leading provider of analytical and monitoring instruments used in a broad range of applications from life sciences research to telecommunications to food and beverage production. In addition, the Reporting Person serves the healthcare market through a family of medical companies, and is a major producer of paper recycling systems and provides fiber-recovery products. As announced on January 31, 2000, the Reporting Person has initiated a major reorganization that would transform it into one publicly traded entity focused on its core instruments business. The Reporting Person's medical products and paper recycling businesses will be spun off as dividends to its shareholders, subject to receipt of a favorable Internal Revenue Service ruling regarding the tax treatment of the transaction.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $1,400,000 in purchasing securities of the Issuer since the Reporting Person's last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On October 3, 2000, the Reporting Person issued a press release in which it stated that the Issuer and the Reporting Person had entered into a definitive merger agreement with Thoratec Laboratories Corporation ("Thoratec") pursuant to which the Reporting Person would exchange its shares of the Issuer for shares of Thoratec, and the Issuer would be merged with and into a wholly-owned subsidiary of Thoratec. The Issuer would survive the merger, and thereby become a wholly-owned subsidiary of Thoratec.

      Under the terms of the agreement, each issued and outstanding share of the Issuer, including the approximately 23.1 million shares held by the Reporting Person, will be exchanged for 0.835 shares of newly issued Thoratec stock.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

      (a) To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 135,519 Shares or approximately 0.4% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 76,950 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person, as of September 30, 2000, is set forth below:

Name                                             Number of Shares(1)
----                                             -------------------
Samuel W. Bodman                                             0
Peter O. Crisp                                               0
Marijn E. Dekkers                                            0

Elias P. Gyftopoulos                                    16,750
Brian D. Holt                                                0
Frank Jungers                                           13,250
John T. Keiser                                          57,473
Jim P. Manzi                                                 0
Robert A. McCabe                                        12,250
Theo Melas-Kyriazi                                      23,546
Hutham S. Olayan                                        12,250
Robert W. O'Leary                                            0
William A. Rainville                                         0
Richard F. Syron                                             0
All directors and current executive officers as        135,519
a group (14 persons)

(1) Shares reported as beneficially owned by Dr. Gyftopoulos, Mr. Jungers, Mr. Keiser, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, and all directors and executive officers as a group include 3,750, 1,000, 50,200, 1,000, 20,000, 1,000, and 76,950 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. Gyftopoulos include 750 Shares allocated to Dr. Gyftopoulos' account maintained pursuant to the Issuer's deferred compensation plan for directors.

      (c) The Reporting Person has effected no transactions with respect to the Shares in the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that the Issuer and the Reporting Person have entered into a definitive merger agreement with Thoratec pursuant to which the Issuer would be merged with and into a wholly-owned subsidiary of Thoratec.

      Of the 23,177,040, Shares beneficially owned by the Reporting Person, (1) 68,000 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans and
(2) 47,747 Shares are issuable upon the conversion by the Reporting Person of $1,500,000 principal amount of Issuer's 4 3/4% Convertible Subordinated
Debentures due 2004. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 32,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Gyftopoulos has the right to acquire 3,750 Shares within 60 days; Mr. Keiser has the right to acquire 20,700 Shares within 60 days; and Mr. Melas-Kyriazi has the right to acquire 20,000 Shares within 60 days.

Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following as new clause (xii):

      (xii) Agreement and Plan of Merger dated as of October 3, 2000, by and among Thoratec Laboratories Corporation, Lightning Acquisition Corp., Thermo Electron Corporation and Thermo Cardiosystems Inc. Filed herewith.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: October 6, 2000                        THERMO ELECTRON CORPORATION



                                             By:   /s/ Theo Melas-Kyriazi
                                                  -----------------------------
                                                   Theo Melas-Kyriazi
                                                   Vice President and
                                                   Chief Financial Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                       Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                         Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                   Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                          Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Jim P. Manzi:                           Director, Thermo Electron

     Mr. Manzi is currently involved in a number of technology startup ventures, primarily related to the Internet.

Robert A. McCabe:                       Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the President and Chief Executive Officer of PacifiCare Health Systems, Inc., a managed health services company. His business address is PacifiCare Health Systems, Inc., 3120 Lake Center Drive, Santa Ana, California 92704.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022.

Richard F. Syron:                       Chief Executive Officer and Chairman
                                        of the Board, Thermo Electron
Marijn E. Dekkers:                      President, Chief Operating Officer and
                                        Director, Thermo Electron
Mr. Dekkers is a citizen of The Netherlands.
Theo Melas-Kyriazi:                     Vice President and Chief Financial
                                        Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Brian D. Holt:                          Chief Operating Officer, Energy and
                                        Environment, Thermo Electron
John T. Keiser:                         Chief Operating Officer, Biomedical,
                                        Thermo Electron
William A. Rainville:                   Chief Operating Officer, Recycling and
                                        Resource Recovery, Thermo Electron